BEEKMAN SECURITIES, INC.

Schedule-II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will handle customer cash or securities during the year ended December 31, 2023. The Company does not have nor ever had any customer accounts.